[SeaWorld Entertainment, Inc. Letterhead]

September 4, 2014

VIA EDGAR

Linda Cvrkel

Beverly A. Singleton

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3720

100 F Street, NE

Washington, DC 20549

Re:	Letter dated August 22, 2014 concerning

SeaWorld Entertainment, Inc. (the “Company”)

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed March 21, 2014

File No. 1-35883

Dear Ms. Cvrkel:

This letter is in response to the comment letter, dated August 22, 2014, from the staff of the Securities and Exchange Commission (the “Staff”) concerning the Company’s Form 10-K for the fiscal year ended December 31, 2013. As our counsel discussed with you on September 4, 2014, we respectfully advise the Staff that we need additional time in order to respond fully to the Staff’s comment letter. We are therefore requesting an extension until September 22, 2014 for the Company’s response. Please do not hesitate to contact me at (407) 226-5081 or Jim.Heaney@seaworld.com if you have any questions or comments regarding this letter.

Sincerely,

/s/ James M. Heaney
James M. Heaney
Chief Financial Officer

cc:	Igor Fert, Simpson Thacher & Bartlett LLP (via email)

Kara Klinger, Deloitte & Touche LLP (via email)